

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 4, 2012

Via E-mail
Kirkland B. Andrews
Chief Financial Officer
NRG Energy, Inc.
211 Carnegie Center
Princeton, NJ 08540

>   **Re: NRG Energy, Inc.**
>   **Form 10-K for the fiscal year ended December 31, 2011**
>   **Filed February 28, 2012**
>   **File No. 001-15891**

Dear Mr. Andrews:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2011

Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates, page 95

Goodwill and Other Intangible Assets, page 97

1. Please refer to the last sentence of the last paragraph on page 99. Please tell us and in future filings expand your disclosure to provide more specific insight regarding your statement "If long-term natural gas prices remain depressed for an extended period of time, . . ." In this regard, it is not clear if depressed prices for the remainder of 2012 would likely impact your assessment or if you are referring to a longer time period.

Further, please discuss the degree of uncertainty associated with the key assumptions such as whether your consideration of market prices in the near term contemplated a continuation of the downward trend in market natural gas prices for the remainder of 2012 or beyond. In other words, please provide insight into your outlook in developing your key assumptions or inputs in determining fair value of your Texas reporting unit.

Item 8 – Financial Statements and Supplementary Data

Note 3 – Business Acquisitions and Dispositions, page 127

2. Refer to the Ivanpah acquisition. We note that you assign no value to the acquired power purchase agreements based on the income approach. Further, that you corroborate the fair value with a similar PPA with a delivery date consistent with the expected commercial operations date of each facility which we assume would have been negotiated during the same period as the PPAs acquired. In that regard, provide us your valuation analysis to support the fact that the PPAs have no value. In addition, advise us how you determined the fair value of the benchmark similar PPAs to be zero at the time of acquisition in April 2011.

3. We note from the Form 10-Q disclosure for the second quarter of 2011 that you paid and recorded $68 million for the Ivanpah transaction. We also note that you committed to contribute $232 million into Ivanpah as part of its 50.1 % equity interests purchase. In that regard, explain to us in detail why you did not record the full purchase price including all or some of the commitments by you as well as Google. Refer to ASC 805-10-55-18.

Note 4 – Nuclear Innovation North America LLC Developments, Including Impairment Charge, page 131

4. We note you deconsolidated NINA as of March 31, 2011 because you determined you ceased to have a controlling financial interest despite retaining majority legal ownership. We further note you withdrew from further financial participation but announced you would support your partners in attempting to develop STP 3 & 4 successfully; and, you contributed $14 million to NINA after you withdrew from further financial participation. Please explain to us the factors that led you to conclude you no longer have a controlling financial interest.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Donna Di Silvio, Staff Accountant at (202) 551-3202 or me at (202) 551-3377 if you have questions regarding our comments or any other questions.

Sincerely,

/s/ Andrew D. Mew

Andrew D. Mew
Accounting Branch Chief

cc: Brian Curci, Esq.
        Assistant General Counsel